FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

December 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549-1520

RE:	Forward Funds (the “Registrant”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 119 and Amendment No. 119

Dear Sir or Madam:

Electronically transmitted for filing via EDGAR on behalf of the Registrant, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is Post-Effective Amendment No. 119 to the Registrant’s registration statement on Form N-1A under the 1933 Act and Amendment No. 119 to the Registrant’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The Amendment contains: (i) an Investor Class and Institutional Class statutory prospectus applicable to the Forward EM Corporate DebtFund and the Forward High Yield Bond Fund; (ii) a Class C and Advisor Class statutory prospectus applicable to the Forward EM Corporate Debt Fund and the Forward High Yield Bond Fund; (iii) a Class Z statutory prospectus applicable to the Forward High Yield Bond Fund; and (iv) a combined statement of additional information (“SAI”) applicable to each series of the Registrant. The primary purposes of the Amendment are to: (i) file updated disclosure in response to any comments of the U.S. Securities and Exchange Commission Staff relating to the principal investment strategies and principal investment risks of the Forward EM Corporate Debt Fund and the Forward High Yield Bond Fund; (ii) provide revised fee tables; (iii) file required exhibits; and (iv) make updates and other non-material changes to the prospectuses and SAI permitted by Rule 485(b).

Pursuant to Rule 485(b), the Registrant has designated on the facing sheet that the Amendment become effective on January 4, 2016. No fees are required in connection with this filing. Please contact the undersigned at (720) 917-0585 or via email at megan.koehler@alpsinc.comwith any comments or questions concerning the Amendment.

Sincerely,

/s/ Megan Hadley Koehler
Megan Hadley Koehler, Esq.

Enclosures

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

George Zornada, Esq., Partner, K&L Gates LLP

Richard F. Kerr, Esq., Partner, K&L Gates LLP